EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended

September 30, 2026

Management’s Discussion and Analysis

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., including its operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three and nine months ended September 30, 2026, with the corresponding three and nine months ended September 30, 2025 and it reviews the Company’s financial position as of September 30, 2026. It also includes a discussion of the Company’s affairs up to October 29, 2026, which is the date of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements and accompanying notes as of September 30, 2026 and the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2025.

In this document, all financial data are prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in United States dollars (U.S. dollars), and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s unaudited condensed consolidated interim financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on October 29, 2026. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedarplus.ca, or through the EDGAR system at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, the imposition of tariffs or changes to the rates of tariffs and their impact on the market, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Management’s Discussion and Analysis

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended September 30			Nine months ended September 30
	2026	2025	2024	2026	2025	2024
Revenue	1,857,945	1,724,887	1,905,330	5,460,559	5,233,381	5,477,951
Fuel surcharge	374,294	243,784	279,253	1,010,633	737,298	841,992
Total revenue	2,232,239	1,968,671	2,184,583	6,471,192	5,970,679	6,319,943
Adjusted EBITDA[1]	339,852	305,364	357,180	945,234	890,902	1,005,652
Operating income	179,967	153,314	201,176	496,921	438,122	558,729
Net income	105,714	84,689	125,871	285,174	238,901	334,369
Adjusted net income[1]	137,269	99,118	134,493	346,976	275,392	383,451
Net cash from operating activities	235,214	255,354	351,056	612,324	695,592	800,287
Free cash flow[1]	116,395	199,360	272,514	442,204	573,433	561,104
Per share data
EPS – diluted	1.28	1.02	1.48	3.46	2.86	3.93
Adjusted EPS – diluted[1]	1.67	1.20	1.58	4.21	3.29	4.50
Dividends	0.47	0.45	0.40	1.41	1.35	1.20
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	18.3%	17.7%	18.7%	17.3%	17.0%	18.4%
Depreciation of property and equipment	4.3%	5.1%	4.7%	4.4%	5.1%	4.4%
Depreciation of right-of-use assets	2.4%	2.6%	2.4%	2.5%	2.5%	2.3%
Amortization of intangible assets	1.1%	1.3%	1.1%	1.2%	1.2%	1.1%
Operating margin[1]	9.7%	8.9%	10.6%	9.1%	8.4%	10.2%
Adjusted operating ratio[1]	89.5%	91.2%	89.4%	90.8%	91.8%	89.4%

Q3 Highlights

•
Operating income grew 17% to $180.0 million from $153.3 million the same quarter last year despite a $14.4 million office-related real estate impairment charge this quarter.
•
Net income grew 25% to $105.7 million from $84.7 million in Q3 2025, and diluted earnings per share (diluted “EPS”) grew 25% to $1.28 from $1.02 in Q3 2025.
•
Adjusted net income1, a non-IFRS measure, grew 38% to $137.3 million from $99.1 million in the year-earlier period.
•
Adjusted diluted EPS1, a non-IFRS measure, grew 39% to $1.67 from $1.20 in Q3 2025.
•
Net cash from operating activities of $235.2 million compares to $255.4 million in Q3 2025 reflecting growth-related increases in working capital.
•
Free cash flow1, a non-IFRS measure, of $116.4 million compares to $199.4 million the same quarter last year, reflecting a growth-oriented increase in working capital, as well as higher capital expenditures.
•
The Company’s reportable segments performed as follows:
o
Less-Than-Truckload operating income of $44.4 million compares to $77.7 million in the year-earlier period, reflecting a $14.4 million office-related real estate impairment charge;
o
Truckload operating income of $100.2 million increased 91% from $52.6 million in the year-earlier period; and
o
Logistics operating income of $49.4 million increased 59% from $31.0 million in the year-earlier period.
•
On September 15, 2026, the Board of Directors of TFI declared a quarterly dividend of $0.47 per share paid on October 15, 2026, a 4% increase over the quarterly dividend of $0.45 per share declared in Q3 2025. The annualized dividend1 represents 22.0% of the trailing twelve-month free cash flow.
•
During the third quarter, the Company returned $38.7 million of capital to shareholders through the quarterly dividends.
•
Subsequent to quarter end, the Company returned an additional $45.6 million of capital to shareholders through the repurchase and cancellation of 392,053 shares of common stock.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS financial measures” section below.

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Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States ("U.S."), Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•
Less-Than-Truckload (“LTL”);
•
Truckload (“TL”);
•
Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the weakest generally occurring during the first quarter. Furthermore, during the winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at September 30, 2026, the Company had 25,680 employees throughout TFI International’s various business segments across North America. This compares to 26,092 employees as at September 30, 2025. The year-over-year decrease of 412 employees is attributable to 1,021 employees added through business acquisitions and offset by rationalizations affecting 1,433 employees. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good.

Equipment

The Company is a significant transportation provider throughout North America. As at September 30, 2026, the Company had 12,125 trucks, 40,356 trailers and 5,879 independent contractors. This compares to 13,322 trucks, 42,060 trailers and 6,280 independent contractors as at September 30, 2025.

Facilities

TFI International’s head office is in Montréal, Québec and has executive offices in Etobicoke, Ontario, Dallas, Texas and Palm Beach Gardens, Florida. As at September 30, 2026, the Company had 617 facilities, as compared to 623 facilities as at September 30, 2025. Of these 617 facilities, 371 are located in the United States and 246 are located in Canada. In the last twelve months, 16 facilities were added from business acquisitions while terminal consolidation decreased the total number of facilities by 22, across all segments.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry[1]		Six months ended June 30
	2026	2025
Manufactured Goods	19%	17%
Retail	16%	19%
Building Materials	13%	13%
Automotive	13%	10%
Metals & Mining	8%	10%
Food & Beverage	6%	8%
Chemicals & Explosives	6%	6%
Services	5%	7%
Energy	5%	3%
Forest Products	3%	2%
Others	3%	1%
Waste Management	2%	3%
Maritime Containers	1%	1%

1 This measure is calculated by obtaining the top 30 customers of each operating entity and also excluding revenues related to customers in the transportation and logistics business. This represents 73% of the total revenue in the six months ended June 30, 2026 (58% of the total revenue in the six months ended June 30, 2025).

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Management’s Discussion and Analysis

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented Results” section.

2026 business acquisitions

In line with its growth strategy, the Company acquired one business during 2026 which was reported in the Truckload segment.

Revenue

For the three months ended September 30, 2026, revenue before fuel surcharge was $1,857.9 million, as compared to $1,724.9 million in Q3 2025. The increase was mainly attributable to contributions from business acquisitions of $59.3 million and $73.7 million from existing operations, reflecting an improving transportation market.

For the nine months ended September 30, 2026, revenue before fuel surcharge was $5.46 billion, as compared to $5.23 billion in 2025. The increase was mainly attributable to contributions from business acquisitions of $169.1 million, and from an increase in existing operations of $58.1 million.

Operating expenses

For the three months ended September 30, 2026, the Company’s operating expenses increased by $236.9 million, to $2,052.3 million, from $1,815.4 million in Q3 2025. This increase was primarily due to an increase in materials and services expenses driven primarily by increased fuel costs and from increased volumes and to an increase from business acquisitions of $47.3 million.

For the three months ended September 30, 2026, materials and services expenses, net of fuel surcharge, increased by $81.5 million, to $799.0 million from $717.4 million in the same period last year due primarily to an increase in volumes, and to an increase from business acquisitions of $14.0 million.

For the three months ended September 30, 2026, personnel expense increased to $622.5 million from $600.2 million in Q3 2025. The increase is primarily related to the increase from business acquisitions of $19.4 million.

Other operating expenses, which are primarily comprised of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general and administrative expenses, decreased by $3.7 million for the three months ended September 30, 2026, as compared to the same period last year. The decrease is from existing operations of $7.9 million and partially offset by an increase from business acquisitions of $4.2 million.

For the nine months ended September 30, 2026, the Company's operating expenses increased by $441.7 million from $5.53 billion in 2025 to $5.97 billion in 2026. The increase is primarily a result of an increase in materials and service expenses from existing operations of $364.9 million, driven partially by the increased fuel costs, from business acquisitions of $137.1 million and is partially offset by a $20.2 million decrease in personnel expenses and a $30.3 million decrease in depreciation of property and equipment as the Company continues to optimize equipment levels.

Operating income

For the three months ended September 30, 2026, the Company’s operating income was $180.0 million compared to $153.3 million during the same quarter in 2025. The increase is primarily attributable to improvements in the existing operations, despite expense increases of $6.4 million in accident reserves, that includes a $5.0 million reserve reversal in the prior year, and $14.4 million of office-related building impairment, and from contributions from business acquisitions of $12.2 million.

For the nine months ended September 30, 2026, the Company's operating income was $496.9 million as compared to $438.1 million in the same period in 2025. The increase is primarily attributable to improvements in the existing operations, despite expense increases of $23.4 million in accident reserves, that includes a $5.0 million reserve reversal in the prior year, and $14.4 million of office-related building impairment, and contributions from business acquisitions of $32.3 million.

Management’s Discussion and Analysis

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Interest expense on long-term debt	28,098	30,040	86,955	90,581
Interest expense on lease liabilities	6,743	6,759	20,873	19,869
Interest income	(1,911)	(518)	(5,386)	(1,051)
Net change in fair value and accretion expense of contingent consideration	2,925	20	8,383	41
Net foreign exchange loss	488	1,361	2,698	922
Others	3,783	3,923	10,966	11,156
Net finance costs	40,126	41,585	124,489	121,518

Interest expense

Interest expense on long-term debt for the three-month period ended September 30, 2026 decreased by $1.9 million as compared to the same quarter last year. The decrease is primarily rate driven, as the average interest rate decreased from 4.89% to 4.60% due to reductions in the Company's floating rate debt, repayment of higher rate debt, as well as refinancing of higher rate debt with lower rate debt.

Interest expense on long-term debt for the nine-month period ended September 30, 2026 decreased by $3.6 million as compared to the same period last year. The decrease is rate driven, as the average interest rate decreased from 4.92% to 4.60% due to reductions in the Company's floating rate debt, repayment of higher rate debt, as well as refinancing of higher rate debt with lower rate debt, and is partially offset by an increase in the average level of debt from $2.45 billion to $2.52 billion, due to new debt obtained primarily for acquisitions.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facilities not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended September 30, 2026, a gain of $6.0 million of foreign exchange variations (a gain of $5.4 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended September 30, 2025, a loss of $28.9 million of foreign exchange variations (a loss of $28.9 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

For the nine-month period ended September 30, 2026, a loss of $55.2 million of foreign exchange variations (a loss of $55.9 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the nine-month period ended September 30, 2025, a gain of $54.3 million of foreign exchange variations (a gain of $54.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Income tax expense

For the three months ended September 30, 2026, the Company’s effective tax rate was 24.4%. The income tax expense of $34.1 million reflects a $2.9 million favorable variance versus an anticipated income tax expense of $37.1 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is due to a favorable variation from tax deductions and tax-exempt income of $5.9 million, due in part to a tax efficient financing structure, partially offset by an unfavorable variation from non-deductible expenses of $2.3 million related primarily to the accretion of the contingent consideration. For the three months ended September 30, 2025, the Company’s effective tax rate was 24.2%. The income tax expense of $27.0 million reflects a $2.6 million favorable variance versus an anticipated income tax expense of $29.6 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is due to a favorable variation from tax deductions and tax-exempt income of $3.8 million and partially offset by an unfavorable variation from non-deductible expenses of $1.2 million.

For the nine months ended September 30, 2026, the Company’s effective tax rate was 23.4%. The income tax expense of $87.3 million reflects an $11.4 million favorable variance versus an anticipated income tax expense of $98.7 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is due to a favorable variation from tax deductions and tax-exempt income of $17.5 million, due in part to the settlement of share-based awards, the sale of real estate in Canada, and a tax efficient financing structure, partially offset by an unfavorable variation from non-deductible expenses of $5.9 million related primarily to the accretion of the contingent consideration. For the nine months ended September 30, 2025, the Company’s effective tax rate was 24.5%. The income tax expense of $77.7 million reflects a $6.2 million favorable variance versus an anticipated income tax expense of $83.9 million

Management’s Discussion and Analysis

based on the Company’s statutory tax rate of 26.5%. The favorable variance is due to a favorable variation from tax deductions and tax-exempt income of $12.1 million offset partially by unfavorable variations from non-deductible expenses of $3.7 million and adjustments from prior periods of $1.2 million.

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended September 30			Nine months ended September 30
	2026	2025	2024	2026	2025	2024
Net income	105,714	84,689	125,871	285,174	238,901	334,369
Amortization of intangible assets related to business acquisitions	19,929	19,330	17,459	62,733	57,689	50,538
Net change in fair value and accretion expense of contingent consideration	2,925	20	(6,104)	8,383	41	(6,052)
Net foreign exchange loss	488	1,361	296	2,698	922	3,070
(Gain) loss, net of impairment, on sale of land and buildings and assets held for sale	14,242	(1,044)	159	5,600	(8,017)	(337)
Restructuring from business acquisitions	—	—	—	—	—	19,748
Tax impact of adjustments	(6,029)	(5,238)	(3,188)	(17,612)	(14,144)	(17,885)
Adjusted net income[1]	137,269	99,118	134,493	346,976	275,392	383,451
Adjusted EPS – basic[1]	1.67	1.20	1.59	4.22	3.30	4.54
Adjusted EPS – diluted[1]	1.67	1.20	1.58	4.21	3.29	4.50

For the three months ended September 30, 2026, TFI International’s net income was $105.7 million as compared to $84.7 million in Q3 2025. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $137.3 million as compared to $99.1 million in Q3 2025. EPS, fully diluted, was $1.28 compared to $1.02 in Q3 2025, and adjusted EPS1, fully diluted, of $1.67 compared to $1.20 in Q3 2025.

1 This is a non-IFRS. For the reconciliation, refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2026
Revenue before fuel surcharge[1]	677,664	753,036	436,968	—	(9,723)	1,857,945
% of total revenue[2]	39%	40%	21%			100%
Adjusted EBITDA[3]	108,229	174,735	70,118	(13,230)	—	339,852
Adjusted EBITDA margin[3,4]	16.0%	23.2%	16.0%			18.3%
Operating income (loss)[5]	44,399	100,233	49,431	(14,096)	—	179,967
Operating margin[3,4]	6.6%	13.3%	11.3%			9.7%
Total assets less intangible assets[3]	2,125,722	1,847,895	467,539	271,705	—	4,712,861
Net capital expenditures[3]	81,729	29,206	4,125	7		115,067
Three months ended September 30, 2025
Revenue before fuel surcharge[1]	687,044	684,104	367,774	—	(14,035)	1,724,887
% of total revenue[2]	42%	39%	19%			100%
Adjusted EBITDA[3]	126,660	140,101	46,314	(7,711)	—	305,364
Adjusted EBITDA margin[3,4]	18.4%	20.5%	12.6%			17.7%
Operating income (loss)	77,728	52,606	31,027	(8,047)	—	153,314
Operating margin[3,4]	11.3%	7.7%	8.4%			8.9%
Total assets less intangible assets[3]	2,136,582	1,881,660	336,083	114,614		4,468,939
Net capital expenditures[3]	7,306	41,373	1,387	146		50,212
Nine months ended September 30, 2026
Revenue before fuel surcharge[1]	2,058,874	2,186,608	1,257,198	—	(42,121)	5,460,559
% of total revenue[2]	40%	39%	21%			100%
Adjusted EBITDA[3]	318,032	488,972	195,383	(57,153)	—	945,234
Adjusted EBITDA margin[3,4]	15.4%	22.4%	15.5%			17.3%
Operating income (loss)	160,755	261,778	133,518	(59,130)	—	496,921
Operating margin[3,4]	7.8%	12.0%	10.6%			9.1%
Total assets less intangible assets[3]	2,125,722	1,847,895	467,539	271,705	—	4,712,861
Net capital expenditures[3]	113,998	33,059	5,751	860	—	153,668
Nine months ended September 30, 2025
Revenue before fuel surcharge[1]	2,069,692	2,059,242	1,145,832	—	(41,385)	5,233,381
% of total revenue[2]	41%	39%	20%			100%
Adjusted EBITDA[3]	349,448	425,704	146,779	(31,029)	—	890,902
Adjusted EBITDA margin[3,4]	16.9%	20.7%	12.8%			17.0%
Operating income	198,411	171,949	99,988	(32,226)	—	438,122
Operating margin[3,4]	9.6%	8.4%	8.7%			8.4%
Total assets less intangible assets[3]	2,136,582	1,881,660	336,083	114,614	—	4,468,939
Net capital expenditures[3]	29,273	88,739	4,722	187	—	122,921

1 Includes intersegment revenue.

2 Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.

3 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

4 As a percentage of revenue before fuel surcharge.

5 Increase of loss in the Corporate segment includes an incremental $19.2 million of accident related reserves year to date, that includes a $5.0 million reserve reversal in Q3 2025.

Management’s Discussion and Analysis

Less-Than-Truckload

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2026	%	2025	%	2026	%	2025	%
Total revenue	882,089		824,064		2,618,604		2,478,037
Fuel surcharge	(204,425)		(137,020)		(559,730)		(408,345)
Revenue	677,664	100.0%	687,044	100.0%	2,058,874	100.0%	2,069,692	100.0%
Materials and services expenses (net of fuel surcharge)	191,203	28.2%	194,546	28.3%	609,798	29.6%	604,019	29.2%
Personnel expenses	331,690	48.9%	319,334	46.5%	982,944	47.7%	968,243	46.8%
Other operating expenses	46,729	6.9%	46,882	6.8%	148,594	7.2%	148,220	7.2%
Depreciation of property and equipment	34,068	5.0%	34,072	5.0%	99,085	4.8%	105,056	5.1%
Depreciation of right-of-use assets	12,390	1.8%	12,707	1.8%	37,366	1.8%	37,454	1.8%
Amortization of intangible assets	2,855	0.4%	3,114	0.5%	8,617	0.4%	9,315	0.5%
Gain on sale of rolling stock and equipment	(141)	-0.0%	(373)	-0.1%	(447)	-0.0%	(209)	-0.0%
Gain on derecognition of right-of-use assets	(46)	-0.0%	(5)	-0.0%	(47)	-0.0%	(29)	-0.0%
(Gain) loss, net of impairment, on sale of land and
buildings and assets held for sale	14,517	2.1%	(961)	-0.1%	12,209	0.6%	(788)	-0.0%
Operating income	44,399	6.6%	77,728	11.3%	160,755	7.8%	198,411	9.6%
Adjusted EBITDA[1]	108,229	16.0%	126,660	18.4%	318,032	15.4%	349,448	16.9%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended September 30				Nine months ended September 30
(Revenue in U.S. dollars)	2026	2025	Variance	%	2026	2025	Variance	%
Revenue per hundredweight (excluding fuel)[1]	$19.85	$20.03	$(0.18)	-0.9%	$19.73	$19.98	$(0.25)	-1.3%
Revenue per shipment (excluding fuel)[1]	$293.87	$307.51	$(13.64)	-4.4%	$298.20	$307.13	$(8.93)	-2.9%
Revenue per hundredweight (including fuel)[1]	$26.01	$24.23	$1.78	7.3%	$25.27	$24.07	$1.20	5.0%
Revenue per shipment (including fuel)[1]	$385.07	$372.00	$13.07	3.5%	$382.00	$369.84	$12.16	3.3%
Tonnage (in thousands of tons)[1]	1,373	1,361	12	0.9%	4,207	4,121	86	2.1%
Shipments (in thousands)[1]	1,855	1,773	82	4.6%	5,566	5,363	203	3.8%
Average weight per shipment (in lbs)[1]	1,480	1,535	(55)	-3.6%	1,512	1,537	(25)	-1.6%
Average length of haul (in miles)[1]	1,049	1,044	5	0.5%	1,051	1,052	(1)	-0.1%
Packages (in thousands)[2]	15,977	18,104	(2,127)	-11.7%	48,087	52,864	(4,777)	-9.0%
Average weight per package (in lbs)[2]	16.65	14.14	2.51	17.8%	15.85	13.92	1.93	13.9%
Cargo claims (% revenue)	0.5%	0.5%			0.5%	0.6%
Vehicle count, average	5,399	5,842	(443)	-7.6%	5,452	6,008	(556)	-9.3%
Truck age	4.7	4.4	0.3	6.8%	4.5	4.3	0.2	4.7%
Business days	64	64	—	—	191	191	—	—
Adjusted Operating Ratio[3]	91.3%	88.8%			91.6%	90.5%
Return on invested capital[3]	11.1%	11.9%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”) & Package and Courier operations ("P&C").
[2] Package count and weight per package only include P&C operations.
[3] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.

Revenue

For the three months ended September 30, 2026, revenue decreased by $9.4 million, or 1%, to $677.7 million. This decrease is mostly due to a $4.0 million negative impact from LTL operations, including Ground with Freight pricing (GFP), combined with a $5.3 million decrease in P&C operations.

LTL tonnage increased 0.9% and LTL revenue per hundredweight (excluding fuel surcharge revenue) was down 0.9%. The increase in tonnage is explained by a 3.6% decrease in weight per shipment and a 4.6% increase in shipments. The reduction in GFP revenue is mostly explained by a 13.3% volume decrease. P&C revenue decrease was mostly driven by a 17.8% increase in the average weight per package offset by an 11.7% decrease in package count.

For the nine-month period ended September 30, 2026, revenue decreased $10.8 million, or 1%, to $2,058.9 million. The decrease is mostly due to an $11.6 million reduction in P&C operations offset by a $1.0 million increase from LTL operations.

Operating expenses

For the three months ended September 30, 2026, materials and services expenses, net of fuel surcharge revenue, decreased $3.3 million, or 2%, attributable mostly to a $39.2 million increase in sub-contractor costs, offset by $49.6 million in improvements from fuel impact and combined with a $2.0 million increase in rolling stock repair and maintenance and a $0.8 million retroactive sales and use tax. Personnel expenses increased $12.4 million, or 4%, from an $11.3 million increase in direct labor and administrative salaries. (Gain) loss net of impairment, on sale of land and buildings and assets held for sale increased by $15.5 million because of a $14.4 million impairment on a class C office building.

For the nine-month period ended September 30, 2026, materials and services expenses, net of fuel surcharge revenue, increased $5.8 million, or 1%, attributable mostly to a $104.4 million increase in sub-contractor costs, offset by $115.7 million improvements from fuel impact and combined with a $12.4

Management’s Discussion and Analysis

million increase in rolling stock repair and maintenance and accident, offset by a $2.8 million decrease in insurance cost. Personnel expenses increased $14.7 million, or 2%, from a $15.6 million increase in direct labor and administrative salaries offset by a $1.1 million severance decrease. Depreciation of property and equipment was down $6.0 million, or 6%, mostly from a $6.8 million reduction in rolling stock depreciation. (Gain) loss, net of impairment, on sale of land and buildings and assets held for sale increased by $13.0 million because of a $14.4 million impairment on a class C office building.

Operating income

Operating income for the three months ended September 30, 2026, decreased $33.3 million, to $44.4 million, mostly attributable to a 4.4% decrease in revenue per shipment, an increase in personnel expense and the impairment of an office building. Adjusted operating ratio, a non-IFRS measure, of the LTL operations was 91.3% in the third quarter of 2026 as compared to 88.8% in the same prior year period.

For the nine-month period ended September 30, 2026, operating income decreased $37.7 million, or 19%, to $160.8 million.

Return on invested capital, a non-IFRS measure, of the LTL segment was 11.1% as at September 30, 2026, as compared to 11.9% in the same prior year period.

Subsequent to the end of the quarter, the Company has received notice that the GFP contract will not be renewed after its expiry on January 31, 2027. For the three-months ended September 30, 2026, the GFP contract generated $30.4 million of revenue and $4.2 million of operating income.

Truckload

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2026	%	2025	%	2026	%	2025	%
Total revenue	891,517		774,744		2,560,219		2,335,984
Fuel surcharge	(138,481)		(90,640)		(373,611)		(276,742)
Revenue	753,036	100.0%	684,104	100.0%	2,186,608	100.0%	2,059,242	100.0%
Materials and services expenses (net of fuel surcharge)	356,600	47.4%	311,001	45.5%	1,018,732	46.6%	939,426	45.6%
Personnel expenses	199,562	26.5%	205,765	30.1%	604,574	27.6%	619,397	30.1%
Other operating expenses	25,361	3.4%	28,567	4.2%	86,202	3.9%	83,079	4.0%
Depreciation of property and equipment	42,928	5.7%	51,234	7.5%	133,010	6.1%	154,627	7.5%
Depreciation of right-of-use assets	24,065	3.2%	26,926	3.9%	74,819	3.4%	78,477	3.8%
Amortization of intangible assets	7,785	1.0%	9,328	1.4%	25,980	1.2%	27,790	1.3%
Gain on sale of rolling stock and equipment	(3,295)	-0.4%	(1,282)	-0.2%	(11,581)	-0.5%	(8,302)	-0.4%
(Gain) loss on derecognition of right-of-use assets	73	0.0%	(48)	-0.0%	(291)	-0.0%	(62)	-0.0%
(Gain) loss on sale of land and buildings and assets
held for sale	(276)	-0.0%	7	0.0%	(6,615)	-0.3%	(7,139)	-0.3%
Operating income	100,233	13.3%	52,606	7.7%	261,778	12.0%	171,949	8.4%
Adjusted EBITDA[1]	174,735	23.2%	140,101	20.5%	488,972	22.4%	425,704	20.7%

Operational data	Three months ended September 30				Nine months ended September 30
(unaudited)	2026	2025	Variance	%	2026	2025	Variance	%
Adjusted operating ratio[1]	86.7%	92.3%			88.3%	92.0%
Revenue (in thousands of U.S. dollars)	573,813	563,940	9,873	1.8%	1,695,452	1,680,834	14,618	0.9%
Brokerage revenue (in thousands of U.S. dollars)	179,224	120,164	59,060	49.1%	491,157	378,409	112,748	29.8%
Revenue per truck per week (excluding fuel)	$4,880	$4,311	$569	13.2%	$4,727	$4,239	$488	11.5%
Revenue per truck per week (including fuel)	$6,058	$5,003	$1,055	21.1%	$5,768	$4,937	$831	16.8%
Truck count, average	6,604	7,501	(897)	-12.0%	6,771	7,503	(732)	-9.8%
Trailer count, average	20,699	22,122	(1,423)	-6.4%	20,978	22,752	(1,774)	-7.8%
Truck age	3.5	3.0	0.5	16.7%	3.5	3.0	0.5	16.7%
Trailer age	11.4	10.9	0.5	4.6%	11.4	10.9	0.5	4.6%
Number of owner operators, average	2,441	2,563	(122)	-4.8%	2,426	2,664	(238)	-8.9%
Return on invested capital[1]	8.0%	6.0%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

Revenue

For the three months ended September 30, 2026, revenue increased by $68.9 million, or 10%, to $753.0 million, compared to $684.1 million for the same period in 2025. This increase was mainly attributable to higher revenue from existing operations of $57.6 million and contributions from business acquisitions of $11.3 million. Revenue before fuel surcharge increased 10.1%, primarily reflecting a $59.1 million, or 49%, increase in brokerage revenue. Revenue excluding brokerage and fuel surcharge increased 1.8%, despite a 12.0% reduction in the average truck count, reflecting improved fleet productivity, as revenue per truck per week, excluding fuel surcharge, increased 13.2%.

Management’s Discussion and Analysis

For the nine months ended September 30, 2026, Truckload revenue increased by $127.4 million, or 6%, from $2,059.2 million in 2025 to $2,186.6 million in 2026. There was an increase in revenue from existing operations of $93.6 million and contributions from business acquisitions of $33.8 million.

Operating expenses

For the three months ended September 30, 2026, operating expenses, net of fuel surcharge, increased by $21.3 million to $652.8 million, compared to $631.5 million for the same period in 2025. The increase was primarily driven by $11.5 million of operating expenses from business acquisitions, and $9.8 million from existing operations. Personnel expenses decreased by $6.2 million, or 3%, reflecting lower workforce requirements and improved operating efficiencies. As a percentage of revenue, personnel expenses decreased to 26.5% from 30.1%, also benefiting from the higher proportion of brokerage revenue in the revenue mix. Fleet right-sizing initiatives reduced average trucks by 12.0% and average trailers by 6.4%, contributing to an $8.3 million, or 16%, decrease in depreciation of property and equipment compared to the same period in 2025.

For the nine months ended September 30, 2026, operating expenses, net of fuel surcharge, increased by $37.5 million, or 2%, from $1,887.3 million in 2025 to $1,924.8 million in 2026. This is mainly due to an increase of $32.7 million from business acquisitions, and a $4.8 million increase from existing operations.

Operating income

Operating income was $100.2 million for the three months ended September 30, 2026, an increase of $47.6 million, or 91%, compared to $52.6 million for the same period in 2025. The increase was organic, with a $47.8 million improvement in operating income from existing operations. Adjusted operating ratio1, a non-IFRS measure, improved to 86.7% from 92.3%, driven by rate increases, fleet right-sizing, and better utilization.

For the nine months ended September 30, 2026, operating income in the segment increased by $89.8 million, or 52%, from $171.9 million in 2025 to $261.8 million in 2026. The increase was due to an $88.8 million improvement in existing operations, and contributions from business acquisitions of $1.1 million.

Return on invested capital1, a non-IFRS measure, of the segment was 8.0% as at September 30, 2026, up 33% from 6.0% as at September 30, 2025.

Logistics

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2026	%	2025	%	2026	%	2025	%
Total revenue	470,690		386,570		1,344,668		1,206,069
Fuel surcharge	(33,722)		(18,796)		(87,470)		(60,237)
Revenue	436,968	100.0%	367,774	100.0%	1,257,198	100.0%	1,145,832	100.0%
Materials and services expenses (net of fuel surcharge)	267,875	61.3%	238,648	64.9%	764,393	60.8%	743,131	64.9%
Personnel expenses	74,187	17.0%	60,260	16.4%	219,416	17.5%	183,997	16.1%
Other operating expenses	24,851	5.7%	22,860	6.2%	78,139	6.2%	72,231	6.3%
Depreciation of property and equipment	2,736	0.6%	2,045	0.6%	8,734	0.7%	6,035	0.5%
Depreciation of right-of-use assets	7,674	1.8%	4,208	1.1%	22,023	1.8%	13,279	1.2%
Amortization of intangible assets	10,276	2.4%	9,029	2.5%	31,102	2.5%	27,472	2.4%
Gain on sale of rolling stock and equipment	(27)	-0.0%	(63)	-0.0%	(97)	-0.0%	(56)	-0.0%
Gain on derecognition of right-of-use assets	(36)	-0.0%	(245)	-0.1%	(36)	-0.0%	(250)	-0.0%
Loss on sale of land and building	1	0.0%	5	0.0%	6	0.0%	5	0.0%
Operating income	49,431	11.3%	31,027	8.4%	133,518	10.6%	99,988	8.7%
Adjusted EBITDA[1]	70,118	16.0%	46,314	12.6%	195,383	15.5%	146,779	12.8%
Return on invested capital[1]	14.9%		14.6%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Revenue

For the three months ended September 30, 2026, revenue increased by $69.2 million, or 19%, from $367.8 million in 2025 to $437.0 million in 2026. The increase is related to business acquisitions of $48.1 million, the 3PL operations of $11.1 million and the truck moving business of $24.2 million offset by the decrease of $14.2 million coming from the last mile business.

For the nine-month period ended September 30, 2026, revenue increased by $111.4 million, or 10%, from $1,145.8 million in 2025 to $1,257.2 million in 2026. The increase is explained by business acquisitions of $135.3 million and $10.6 million in 3PL operations offset by $11.2 million in the truck moving business combined with $19.3 million in the last mile business.

Approximately 83% (2025 – 82%) of the logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 17% (2025 – 18%) were generated from operations in Canada.

Management’s Discussion and Analysis

Operating expenses

For the three months ended September 30, 2026, total operating expenses, net of fuel surcharge, increased by $50.8 million, or 15%, relative to the same prior year period, from $336.7 million to $387.5 million. The $29.2 million increase in Materials and services expenses comes from higher volumes in the 3PL business, truck moving business and the business acquisition combined for $38.8 million offset by $9.6 million in the last mile. Personnel expenses increased $13.9 million, or 23%, of which $11.4 million is explained by the direct labor cost increase as well as a $2.1 million increase in administrative personnel expenses which is mostly explained by a business acquisition.

For the nine-month period ended September 30, 2026, total operating expenses, net of fuel surcharge, increased by $77.8 million, or 7%, from $1,045.8 million to $1,123.7 million. The increase in total operating expenses, net of fuel surcharge, is mostly explained by the volume increase from 3PL business $26.1 million, combined with business acquisitions $91.3 million offset by truck moving business $16.3 million and last mile $23.3 million.

Operating income

Operating income for the three months ended September 30, 2026, increased by $18.4 million, or 59%, from $31.0 million to $49.4 million. The increase was mostly explained by business acquisition.

For the nine-month period ended September 30, 2026, operating income increased by $33.5 million, or 34%, mainly due to business acquisition.

Return on invested capital, a non-IFRS measure, was 14.9%, compared to 14.6% in the same prior year period.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Sources of cash:
Net cash from operating activities	235,214	255,354	612,324	695,592
Proceeds from sale of property and equipment	12,643	12,970	44,163	43,307
Proceeds from sale of assets held for sale	1,233	3,105	19,098	24,934
Net variance in cash and bank indebtedness	12,984	—	20,955	—
Others	—	224	6,758	4,877
Total sources	262,074	271,653	703,298	768,710
Uses of cash:
Purchases of property and equipment	132,695	72,069	233,381	190,400
Business combinations, net of cash acquired	(214)	(37)	57,169	36,355
Net variance in cash and bank indebtedness	—	3,597	—	39,113
Net repayment of long-term debt	47,223	47,944	146,022	18,717
Repayment of lease liabilities	42,938	40,978	128,174	123,012
Dividends paid	38,732	37,349	115,571	114,354
Repurchase of own shares	—	67,418	—	208,455
Others	700	2,335	22,981	38,304
Total usage	262,074	271,653	703,298	768,710

Cash flow from operating activities

For the nine-month period ended September 30, 2026, net cash from operating activities was $612.3 million, compared to $695.6 million in 2025. The decrease in net cash from operating activities is primarily due to the net change in non-cash working capital which decreased by $201.6 million, mostly due to the increase in accounts receivable outpacing the increase of accounts payable as payroll and fuel costs have shorter payment periods, and from an increase in income taxes paid, and is partially offset by increased contributions from net income and an increase in provisions net of payments.

Management’s Discussion and Analysis

Cash flow used in investing activities

Property and equipment

The following table presents the additions of property and equipment by category for the three- and nine-month periods ended September 30, 2026 and 2025.

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Additions to property and equipment:
Purchases as stated on cash flow statements	132,695	72,069	233,381	190,400
Non-cash adjustments	—	—	—	(482)
	132,695	72,069	233,381	189,918
Additions by category:
Land and buildings	5,055	8,145	34,382	21,827
Rolling stock	124,051	58,908	178,313	154,915
Equipment	3,589	5,016	20,686	13,176
	132,695	72,069	233,381	189,918

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. The capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources.

In the normal course of activities, the Company constantly renews its rolling stock equipment, generating regular proceeds and gains or losses on disposition. The following table indicates the proceeds and gains or losses from the sale of property and equipment and assets held for sale by category for the three- and nine-month periods ended September 30, 2026 and 2025.

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Proceeds by category:
Land and buildings	1,303	2,363	17,930	23,071
Rolling stock	12,564	13,712	45,162	45,146
Equipment	9	—	169	24
	13,876	16,075	63,261	68,241
Gains (losses) by category:
Land and buildings	268	1,100	9,498	8,254
Rolling stock	3,370	1,567	11,516	8,223
Equipment	(17)	—	(89)	12
	3,621	2,667	20,925	16,489

Business acquisitions

For the nine-month period ended September 30, 2026, cash used in business acquisitions, net of cash acquired, totaled $57.2 million to acquire a business, as compared to $36.4 million incurred in 2025 to acquire three businesses. Further information can be found in note 5 of the September 30, 2026 unaudited condensed consolidated interim financial statements.

Cash flow used in financing activities

For the nine-month period ended September 30, 2026, the Company had a net debt repayment of $146.0 million, as compared to a net repayment of $18.7 million in 2025.

On July 13, 2026, the Company extended its revolving credit facility until July 13, 2029. Under the new extension, the CAD availability and USD availability remain unchanged. The amended facility is subject to the same financial ratio covenants as those in effect under the Company's syndicated revolving credit facility.

Management’s Discussion and Analysis

On June 27, 2025, the Company received CAD $300 million in proceeds from the issuance of new debt, taking the form of unsecured senior notes consisting of three tranches, with terms from 5 to 9 years and bearing fixed interest rates between 4.52% and 5.33%. Deferred financing fees of $0.8 million were recognized as a result of the transaction.

On May 30, 2025, the Company extended its revolving credit facility until May 30, 2028. Under the new extension, while the total availability remained unchanged, the CAD availability was reduced to CAD $1.135 billion and USD availability was increased to $125.0 million. Deferred financing fees of $0.7 million were recognized on the extension.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on November 4, 2025, and ends on November 3, 2026, the Company is authorized to repurchase for cancellation up to a maximum of 7,667,696 of its common shares under certain conditions. As at September 30, 2026, and since the inception of this NCIB, the Company has not repurchased or cancelled any common shares.

For the three-month period ended September 30, 2026, the Company did not repurchase any common shares for cancellation (as compared to 741,500 common shares during the same period in 2025 at a weighted average price of $90.92 for a total purchase price of $67.4 million).

For the nine-month period ended September 30, 2026, the Company did not repurchase any common shares for cancellation (as compared to 2,291,295 common shares during the same period in 2025 at a weighted average price of $90.98 for a total purchase price of $208.5 million).

Free cash flow1

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2026	2025	2024	2026	2025	2024
Net cash from operating activities	235,214	255,354	351,056	612,324	695,592	800,287
Additions to property and equipment	(132,695)	(72,069)	(123,672)	(233,381)	(190,400)	(320,072)
Proceeds from sale of property and equipment	12,643	12,970	17,152	44,163	43,307	49,475
Proceeds from sale of assets held for sale	1,233	3,105	27,978	19,098	24,934	31,414
Free cash flow	116,395	199,360	272,514	442,204	573,433	561,104
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and solid financial position.

For the nine-month period ended September 30, 2026, the Company generated free cash flow of $442.2 million, compared to $573.4 million in 2025, which represents a year-over-year decrease of $131.2 million. The decrease is due primarily to lower net cash from operating activities of $83.3 million and an increase in property and equipment of $43.0 million.

Free cash flow conversion1, which measures the amount of capital employed to generate earnings, for the nine-month period ended September 30, 2026, of 83.7% compares to 86.2% in the same prior year period.

Based on the September 30, 2026, closing share price of $119.86, free cash flow1 generated by the Company in the preceding twelve months ($701.1 million, or $8.53 per share) represented a yield of 7.1%. Based on the September 30, 2025, closing share price of $88.06, free cash flow1 generated by the Company in the preceding twelve months ($781.0 million, or $9.49 per share outstanding) represented a yield of 10.8%.

Financial position

(unaudited) (in thousands of U.S. dollars)	As at September 30 2026	As at December 31 2025
Intangible assets	2,804,592	2,864,436
Total assets, less intangible assets[1]	4,712,861	4,644,799
Long-term debt	2,408,045	2,577,975
Lease liabilities	569,550	637,764
Shareholders' equity	2,808,902	2,677,627
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

Contractual obligations and commitments

The following table indicates the Company’s contractual obligations, excluding purchase commitments, with their respective maturity dates at September 30, 2026, including future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured revolving facility – July 2029	459,623	—	459,623	—	—
Unsecured senior notes – December 2026 to October 2043	1,867,134	150,000	365,000	256,067	1,096,067
Conditional sales contracts	81,244	32,439	42,697	6,108	—
Lease liabilities	569,549	154,122	203,266	93,173	118,988
Other long-term debt	3,690	3,690	—	—	—
Interest on debt and lease liabilities	704,298	111,614	185,857	146,409	260,418
Total contractual obligations	3,685,538	451,865	1,256,443	501,757	1,475,473

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16 Leases:

(unaudited) Covenants	Requirements	As at September 30, 2026
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization, including last twelve months adjusted EBITDA from business acquisitions and including right of use asset depreciation (“Covenant EBITDA”)]	< 3.50	2.32
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	3.76

The adjusted funded debt-to-EBITDA ratio excludes the impacts of letters of credit and contingent consideration above:

(unaudited) Adjusted Funded debt-to-EBITDA ratio	As at September 30, 2026
Funded debt	2,462,341
less: letters of credit	(134,864)
less: contingent consideration	(106,537)
Adjusted funded debt	2,220,940
TTM Covenant EBITDA	1,061,043
Adjusted funded debt-to-EBITDA ratio[1]	2.09
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

As at September 30, 2026, the Company had $134.8 million of outstanding letters of credit ($140.9 million on December 31, 2025).

As at September 30, 2026, the Company had $174.1 million of purchase commitments and $41.8 million of purchase orders for which the Company intends to enter into leases (December 31, 2025 – $18.8 million and $2.5 million, respectively). The commitments include advanced purchases of $33.3 million of tractors expected to occur in 2026 to save on anticipated price increases stemming from the new 2027 emissions standards.

Dividends and outstanding share data

Dividends

The Company declared $38.6 million in dividends, or $0.47 per common share, in the third quarter of 2026. On October 29, 2026, the Board of Directors approved a quarterly dividend of $0.47 per outstanding common share of the Company’s capital, to be declared in December and payable on January 15, 2027, to shareholders of record at the close of business on December 31, 2026 for an expected aggregate payment of $38.4 million.

Outstanding shares and share-based awards

A total of 82,193,031 common shares were outstanding as at September 30, 2026 (December 31, 2025 – 82,151,032). The Company repurchased and cancelled 392,053 common shares between October 1, 2026 and October 29, 2026. The average number of diluted shares for the three months ended September 30, 2026, was 82,419,989 shares as compared to 82,746,488 shares in the same prior year period. This reduction is due to share repurchases and cancellations. The average diluted shares for the nine months ended September 30, 2026, were 82,438,020 shares as compared to 83,668,674 shares in the same prior year period.

Management’s Discussion and Analysis

As at September 30, 2026, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 12,000 (December 31, 2025 – 53,999) of which 12,000 were exercisable (December 31, 2025 – 53,999). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at September 30, 2026, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 180,783 (December 31, 2025 – 192,554). On February 17, 2026, the Company granted a total of 73,276 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $120.84 per unit.

As at September 30, 2026, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 172,648 (December 31, 2025 – 156,803). On February 17, 2026, the Company granted a total of 68,957 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. The fair value of the PSUs granted was $138.97 per unit.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total, would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

On September 28, 2026, the district court in the Southern District of New York dismissed, without prejudice, a US securities putative class action that was previously filed against the Company, its CEO and CFO.

OUTLOOK

The North American economic growth forecast from leading economists continues to call for modest expansion despite geopolitical, tariff, inflation, interest rate, and U.S. mid term uncertainty. Freight volumes have somewhat improved in 2026 and as a result of regulations, migration policy, and other factors, the industry has continued to address overcapacity. In addition, the Company’s focus on specialized freight and diversification toward industrial end markets and across multiple modes of transportation, along with its sharp focus on quality of revenue and enhanced operational efficiencies have served as mitigating factors. As industry supply continues to rationalize and the freight cycle further improves, management believes that recent cost structure enhancements and well-timed investments during the recent down cycle will continue to drive improved results.

TFI International remains vigilant in monitoring additional ongoing risks, including diesel price fluctuations and international trade friction that can result in freight volume declines and higher costs that could adversely affect TFI’s operating companies and the markets they serve. Beyond these macroeconomic factors, additional uncertainties include but are not limited to labor market dynamics, environmental mandates, and changes to the tax code in any jurisdiction in which TFI International operates.

Management believes the Company is well positioned to navigate current conditions, benefiting from its solid financial foundation, strong cash flow and its recently improved cost structure driven by a pronounced focus on profitability, efficiency, network density, customer service, optimal pricing, revenue per shipment, driver retention and prudent capacity management. Diverse industrial exposure through TFI’s specialized TL and LTL segments should help it capitalize on a potential shift toward domestic manufacturing, data center and electric grid related industry growth, as well as bonus depreciation from U.S. tax rules that could continue to support customer demand, while the company’s Logistics segment is structured to capitalize on the expansion of e-commerce and domestic truck production.

Regardless of the operating cycle, management remains focused on building shareholder value through unwavering adherence to its core operating principles, including customer focus that ultimately drives higher volumes and stronger pricing, an asset-light approach, and continuous efforts to enhance efficiencies. In addition, TFI International values strong free cash flow generation and ample liquidity with a conservative balance sheet that features primarily fixed rate debt and limited near-term debt maturities. This strong financial footing allows the Company to strategically invest and pursue selective, accretive acquisitions, while returning excess capital to shareholders whenever possible.

Management’s Discussion and Analysis

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(in millions of U.S. dollars, except per share data)
	Q3’26	Q2’26	Q1’26	Q4’25	Q3’25	Q2’25	Q1’25	Q4’24
Total revenue	2,232.2	2,289.9	1,949.1	1,914.0	1,968.7	2,037.6	1,964.4	2,076.9
Adjusted EBITDA[1]	339.9	363.9	241.4	279.6	305.4	326.6	259.0	315.3
Operating income	180.0	220.4	96.6	127.2	153.3	170.2	114.6	160.2
Net income	105.7	136.2	43.3	71.7	84.7	98.2	56.0	88.1
EPS – basic	1.29	1.66	0.53	0.87	1.03	1.18	0.66	1.04
EPS – diluted	1.28	1.65	0.53	0.87	1.02	1.17	0.66	1.03
Adjusted net income[1]	137.3	152.5	57.2	89.5	99.1	112.0	64.2	101.8
Adjusted EPS - diluted[1]	1.67	1.85	0.69	1.09	1.20	1.34	0.76	1.19
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions.

NON-IFRS FINANCIAL MEASURES

Financial data has been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, nor as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expense due to the disposal, restructuring from business acquisitions and corresponding tax impacts. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share excluding specific impacts from significant business combinations and other items to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes that in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 7.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets and restructuring from business acquisitions. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to enhance the comparability of the measure and to assist the Company to assess its performance.

Management’s Discussion and Analysis

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets and restructuring from business acquisitions. Management believes segmented adjusted EBITDA to be a useful supplemental measure. Segmented adjusted EBITDA is provided to enhance the comparability of the measure and to assist the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2026	2025	2024	2026	2025	2024
Net income	105,714	84,689	125,871	285,174	238,901	334,369
Net finance costs	40,126	41,585	40,008	124,489	121,518	114,750
Income tax expense	34,127	27,040	35,297	87,258	77,703	109,610
Depreciation of property and equipment	80,072	87,286	89,966	241,418	265,761	241,939
Depreciation of right-of-use assets	44,326	44,022	44,930	134,800	129,847	125,990
Amortization of intangible assets	21,245	21,691	20,949	66,495	65,094	59,583
Restructuring from business acquisition	—	—	—	—	—	19,748
(Gain) loss, net of impairment, on sale land and buildings and assets held for sale	14,242	(949)	159	5,600	(7,922)	(337)
Adjusted EBITDA	339,852	305,364	357,180	945,234	890,902	1,005,652

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Less-Than-Truckload
Operating income	44,399	77,728	160,755	198,411
Depreciation and amortization	49,313	49,893	145,068	151,825
(Gain) loss, net of impairment, on sale of land and buildings and assets held for sale	14,517	(961)	12,209	(788)
Adjusted EBITDA	108,229	126,660	318,032	349,448
Truckload
Operating income	100,233	52,606	261,778	171,949
Depreciation and amortization	74,778	87,488	233,809	260,894
(Gain) loss on sale of assets held for sale	(276)	7	(6,615)	(7,139)
Adjusted EBITDA	174,735	140,101	488,972	425,704
Logistics
Operating income	49,431	31,027	133,518	99,988
Depreciation and amortization	20,686	15,282	61,859	46,786
Loss on sale of land and buildings	1	5	6	5
Adjusted EBITDA	70,118	46,314	195,383	146,779
Corporate
Operating loss	(14,096)	(8,047)	(59,130)	(32,226)
Depreciation and amortization	866	336	1,977	1,197
Adjusted EBITDA	(13,230)	(7,711)	(57,153)	(31,029)

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Adjusted Funded debt-to-EBITDA ratio is calculated as funded debt (long-term debt and bank indebtedness less cash) divided by the trailing twelve-month covenant EBITDA, which is calculated by adjusting the trailing twelve-month adjusted EBITDA by EBITDA impacts from business acquisitions and adding back right-of-use asset depreciation. Management uses this measure to assess the financial leverage of the Company.

Annualized dividend is calculated by annualizing the cash outflow of the most recent dividend issued and dividing by the trailing twelve-month free cash flow. Management believes that this measure provides insight into the amount of free cash to be used to fund the dividend, and consequently what can be used for other purposes. The annualized dividend as at September 30, 2026 was 22.0%.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 14.

Management’s Discussion and Analysis

Free cash flow conversion: Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Net income	105,714	84,689	285,174	238,901
Net finance costs	40,126	41,585	124,489	121,518
Income tax expense	34,127	27,040	87,258	77,703
Depreciation of property and equipment	80,072	87,286	241,418	265,761
Depreciation of right-of-use assets	44,326	44,022	134,800	129,847
Amortization of intangible assets	21,245	21,691	66,495	65,094
(Gain) loss, net of impairment, on sale assets held for sale	14,242	(949)	5,600	(7,922)
Adjusted EBITDA	339,852	305,364	945,234	890,902
Net capital expenditures	(115,067)	(50,212)	(153,668)	(122,921)
Adjusted EBITDA less net capital expenditures	224,785	255,152	791,566	767,981
Free cash flow conversion	66.1%	83.6%	83.7%	86.2%

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at September 30 2026
Total assets	2,513,591	3,352,244	1,378,869	272,749	-	7,517,453
Intangible assets	387,869	1,504,349	911,330	1,044	-	2,804,592
Total assets less intangible assets	2,125,722	1,847,895	467,539	271,705	-	4,712,861

As at December 31 2025
Total assets	2,491,628	3,374,439	1,379,429	263,739	-	7,509,235
Intangible assets	407,692	1,521,006	933,876	1,862	-	2,864,436
Total assets less intangible assets	2,083,936	1,853,433	445,553	261,877	-	4,644,799

Management’s Discussion and Analysis

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which were required for the respective period.

(unaudited) (in thousands of U.S. dollars)	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2026
Additions to rolling stock	82,111	38,614	3,326	-		124,051
Additions to equipment	1,466	1,267	849	7		3,589
Proceeds from the sale of rolling stock	(1,846)	(10,668)	(50)	-		(12,564)
Proceeds from the sale of equipment	(2)	(7)	-	-		(9)
Net capital expenditures	81,729	29,206	4,125	7		115,067

Three months ended September 30, 2025
Additions to rolling stock	7,007	51,733	168	-		58,908
Additions to equipment	2,742	837	1,291	146		5,016
Proceeds from the sale of rolling stock	(2,443)	(11,197)	(72)	-		(13,712)
Proceeds from the sale of equipment	-	-	-	-		-
Net capital expenditures	7,306	41,373	1,387	146		50,212

Nine months ended September 30 2026
Additions to rolling stock	106,750	67,301	4,262	-		178,313
Additions to equipment	14,296	3,463	2,067	860		20,686
Proceeds from the sale of rolling stock	(7,030)	(37,554)	(578)	-		(45,162)
Proceeds from the sale of equipment	(18)	(151)	-	-		(169)
Net capital expenditures	113,998	33,059	5,751	860		153,668

Nine months ended September 30 2025
Additions to rolling stock	30,421	121,849	2,645	-		154,915
Additions to equipment	7,181	3,484	2,236	275		13,176
Proceeds from the sale of rolling stock	(8,305)	(36,594)	(159)	(88)		(45,146)
Proceeds from the sale of equipment	(24)	-	-	-		(24)
Net capital expenditures	29,273	88,739	4,722	187		122,921

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, gain or loss on disposal of intangible assets, and restructuring from business acquisitions (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2026	2025	2024	2026	2025	2024
Operating expenses	2,052,272	1,815,357	1,983,407	5,974,271	5,532,557	5,761,214
Gain (Loss), net of impairment, on sale of land and building and assets held for sale	(14,242)	949	(159)	(5,600)	7,922	337
Restructuring from business acquisition	—	—	—	—	—	(19,748)
Adjusted operating expenses	2,038,030	1,816,306	1,983,248	5,968,671	5,540,479	5,741,803
Fuel surcharge revenue	(374,294)	(243,784)	(279,253)	(1,010,633)	(737,298)	(841,992)
Adjusted operating expenses, net of fuel surcharge revenue	1,663,736	1,572,522	1,703,995	4,958,038	4,803,181	4,899,811
Revenue before fuel surcharge	1,857,945	1,724,887	1,905,330	5,460,559	5,233,381	5,477,951
Adjusted operating ratio	89.5%	91.2%	89.4%	90.8%	91.8%	89.4%

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Less-Than-Truckload
Total revenue	882,089	824,064	2,618,604	2,478,037
Total operating expenses	837,690	746,336	2,457,849	2,279,626
Operating income	44,399	77,728	160,755	198,411
Operating expenses	837,690	746,336	2,457,849	2,279,626
(Gain) loss, net of impairment, on sale of land and buildings and assets held for sale	(14,517)	961	(12,209)	788
Adjusted operating expenses	823,173	747,297	2,445,640	2,280,414
Fuel surcharge revenue	(204,425)	(137,020)	(559,730)	(408,345)
Adjusted operating expenses, net of fuel surcharge revenue	618,748	610,277	1,885,910	1,872,069
Revenue before fuel surcharge	677,664	687,044	2,058,874	2,069,692
Adjusted operating ratio	91.3%	88.8%	91.6%	90.5%
Truckload
Total revenue	891,517	774,744	2,560,219	2,335,984
Total operating expenses	791,284	722,138	2,298,441	2,164,035
Operating income	100,233	52,606	261,778	171,949
Operating expenses	791,284	722,138	2,298,441	2,164,035
(Gain) loss on sale of assets held for sale	276	(7)	6,615	7,139
Adjusted operating expenses	791,560	722,131	2,305,056	2,171,174
Fuel surcharge revenue	(138,481)	(90,640)	(373,611)	(276,742)
Adjusted operating expenses, net of fuel surcharge revenue	653,079	631,491	1,931,445	1,894,432
Revenue before fuel surcharge	753,036	684,104	2,186,608	2,059,242
Adjusted operating ratio	86.7%	92.3%	88.3%	92.0%

Management’s Discussion and Analysis

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as total assets excluding intangibles, net of trade and other payables, current taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2026	2025
Less-Than-Truckload
Operating income	222,297	268,735
(Gain) loss, net of impairment, on sale of land and buildings and assets held for sale	17,223	234
Amortization of intangible assets	11,583	12,318
Operating income, net of exclusions	251,103	281,287
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	184,561	206,746
Intangible assets	387,869	404,134
Total assets, excluding intangible assets	1,854,129	1,864,989
less: Trade and other payables, income taxes payable and provisions	(591,168)	(590,844)
Total invested capital, current year	1,650,830	1,678,279
Intangible assets, prior year	404,134	419,654
Total assets, excluding intangible assets, prior year	1,864,989	2,055,873
less: Trade and other payables, income taxes payable and provisions, prior year	(590,844)	(689,466)
Total invested capital, prior year	1,678,279	1,786,061
Average invested capital	1,664,555	1,732,170
Return on invested capital	11.1%	11.9%
Truckload
Operating income	309,974	231,602
Gain on sale of assets held for sale	(8,997)	(7,633)
Amortization of intangible assets	35,142	36,747
Operating income, net of exclusions	336,119	260,716
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	247,047	191,626
Intangible assets	1,504,349	1,517,987
Total assets, excluding intangible assets	1,847,895	1,881,661
less: Trade and other payables, income taxes payable and provisions	(334,330)	(235,564)
Total invested capital, current year	3,017,914	3,164,084
Intangible assets, prior year	1,517,987	1,450,485
Total assets, excluding intangible assets, prior year	1,881,661	2,046,787
less: Trade and other payables, income taxes payable and provisions, prior year	(235,564)	(280,579)
Total invested capital, prior year	3,164,084	3,216,693
Average invested capital	3,090,999	3,190,389
Return on invested capital	8.0%	6.0%

Management’s Discussion and Analysis

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2026	2025
Logistics
Operating income	164,809	142,884
Loss on sale of land and buildings	10	5
Amortization of intangible assets	40,505	35,889
Operating income, net of exclusions	205,324	178,778
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	150,913	131,402
Intangible assets	911,330	719,042
Total assets, excluding intangible assets	467,538	336,083
less: Trade and other payables, income taxes payable and provisions	(216,302)	(195,919)
Total invested capital, current year	1,162,566	859,206
Intangible assets, prior year	719,042	747,927
Total assets, excluding intangible assets, prior year	336,083	377,756
less: Trade and other payables, income taxes payable and provisions, prior year	(195,919)	(189,281)
Total invested capital, prior year	859,206	936,402
Average invested capital	1,010,886	897,804
Return on invested capital	14.9%	14.6%

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

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the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
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the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;
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some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;
•
some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;
•
many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;
•
the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;
•
economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•
some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations which may allow such competitors to take advantage of additional driver productivity;
•
advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology, digitization of freight services, and artificial intelligence enabled systems may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;
•
the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•
some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;
•
the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•
competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•
higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to

Management’s Discussion and Analysis

fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that the Company will be able to maintain its current safety ratings or that it will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule extending by three years the date for state driver’s licensing agencies to comply with certain requirements. The December 2016 commercial driver’s license rule required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states’ compliance with the requirement, which was set to begin January 2020, to be delayed until January 2023. The compliance date of January 2020 remained in place for all other requirements set forth in the clearinghouse final rule. Upon implementation, the rule may reduce the number of available drivers in an already constrained driver market. Pursuant to a new rule finalized by the FMCSA, effective November 2021, states are required to query the clearinghouse when issuing, renewing, transferring, or upgrading a commercial driver's license and must revoke a driver’s commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations.

In addition, other rules have been proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In May 2021, however, a bill was reintroduced in the U.S. House of Representatives that would require commercial motor vehicles with gross weight exceeding 26,000 pounds to be equipped with a speed limiting device, prohibiting speeds greater than 65 miles per hour. Whether the bill will become law is uncertain. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries with U.S. operating authority currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. If the Company’s subsidiaries with U.S. operating authority were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA

Management’s Discussion and Analysis

noted that a similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA has also indicated that it is in the early phases of a new study on the causation of large truck crashes. Although it remains unclear whether such a study will ultimately be completed, the results of such study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service. Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network. However, in August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth. It also would extend by two hours the duty time for U.S. drivers encountering adverse weather, and extend the shorthaul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours. In June 2020, the FMCSA adopted a final rule substantially as proposed, which became effective in September 2020. Certain industry groups have challenged these rules in U.S. courts, and it remains unclear what, if anything, will come from such challenges. Any future changes to U.S. hours-of-service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing truck emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions. These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered trucks (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new trucks and trailers and may require the Company to retrofit certain of its trucks and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals (the “Ninth Circuit”) held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit decision stood. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empt California’s wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA’s decision was appealed by labor groups and multiple lawsuits were filed in U.S. courts seeking to overturn the decision. In January 2021, however, the Ninth Circuit upheld the FMCSA’s determination that U.S. federal law does pre-empt California’s meal and rest break laws, as applied to drivers of property-carrying commercial motor vehicles. Other current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws. As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, and in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. If U.S. federal legislation is not passed pre-empting state and local wage and hour laws, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA. This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items. These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are

Management’s Discussion and Analysis

contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A significant portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

Since February 1, 2025, when the U.S. administration signed executive orders imposing, effective February 4, 2025, a 25% tariff on imports from Canada and Mexico, a 10% tariff on energy products from Canada, and an additional 10% tariff on goods imported from China, and in response, Canada announced, on February 1, 2025, that it would retaliate by imposing a 25% tariff on specified U.S. products, to come in effect in February 2025, and would also consider additional non-tariff measures, the tariff situation has remained volatile. New tariffs have been announced and imposed while others have been announced and reversed. Although the services provided by the Company would not be subject to tariffs, any future actions taken by the U.S. and other countries in response, including the further escalation or implementation of tariffs or quotas or changes to certain trade agreements could, among other things, have a negative impact on the markets in which the Company operates, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) entered into effect in July 2020. The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative. Although USMCA is currently active, it was not renewed for a 16 year term at the mandatory joint review on July 1, 2026 and the impacts of the evolving imposing and removal of tariffs could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company given the amount of North American trade that moves by truck.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

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the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;

Management’s Discussion and Analysis

•
a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
•
truck and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, including the current shortage of semiconductors and other components and supplies, such as steel, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and negatively impact the Company’s financial results if it incurs higher costs to purchase trucks and trailers; and
•
increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s truck productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess truck and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) limited supply and increased cost of new and used equipment; (iv) recruiting and retaining qualified drivers; (v) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (vi) compliance with ongoing regulatory requirements; (vii) increases in interest rates, fuel taxes, tolls and license and registration fees; and (viii) rising healthcare and insurance and claims costs in the United States; and (ix) the impact of the COVID-19 pandemic.

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available trucks and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

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the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;
•
freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
•
the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;
•
the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;
•
customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and
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lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are beyond the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance premiums and claims, revenue equipment and related

Management’s Discussion and Analysis

maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centers or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Public Health Crises. Any outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. Any outbreaks would create considerable uncertainty regarding such measures including vaccine, testing and masks mandates, all of which could limit the Company’s ability to meet customer demand, as well as reduce customer demand. Furthermore, government vaccine, testing, and mask mandates may increase the Company’s turnover and make recruiting more difficult, particularly among the Company’s driver personnel.

Certain of the Company’s office personnel may be required to work remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to public health crises, which could have a materially adverse effect on the Company’s operating results.

Risks related to a slowdown or recession are described in the Company’s risk factor titled “General Economic, Credit and Business Conditions”.

Short-term and long-term developments related to public health crises are unpredictable and the extent to which further developments could impact the Company’s operations, financial condition, access to credit, liquidity, results of operations, and cash flows is highly uncertain. Such developments may include the geographic spread and duration of the virus, the distribution and availability of vaccines, vaccine hesitancy, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the public health crises.

The effect of any border requirements, in addition to any other vaccine, testing, or mask mandates that go into effect may, amongst other things, (i) cause the Company’s employees to go to smaller employers, especially if any future mandates are only subject to larger employers, or leave the trucking industry altogether, (ii) result in logistical issues, increased expenses, and operational issues resulting from ensuring compliance with such mandates, such as the costs of arranging for testing for the Company’s unvaccinated employees, especially for the Company’s unvaccinated drivers, (iii) result in increased costs relating to recruiting and training of drivers, and (iv) result in decreased revenue and other operational issues if we are unable to recruit and retain drivers. Any such vaccine, testing, or mask mandate that is interpreted as to apply to commercial drivers would significantly reduce the pool of drivers available to us and the industry as a whole, exacerbating the current driver shortage even further. Accordingly, any vaccine, testing, or mask mandate, to the extent that it goes into effect, may have a material adverse effect on the Company’s business, the Company’s operations, and the Company’s financial condition and position.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as the Canadian Overnight Repo Rate Average ("CORRA") or secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Currency Fluctuations. The Company’s financial results are reported in U.S. dollars and a large portion of the Company’s revenue and operating costs are realized in currencies other than the U.S. dollar, primarily the Canadian dollar. The exchange rates between these currencies and the U.S. dollar have

Management’s Discussion and Analysis

fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the U.S. dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company holds fully fronted policies of US $10 million limit per occurrence and various risk transfer programs with self insured retentions from US $1 million to US $5 million for certain US subsidiaries for automobile liability. The Company holds fully fronted policies of US $10 million limit per occurrence and various risk transfer programs with self insured retentions from US $1 million to US $3 million for certain US subsidiaries for commercial general liability. The Company retains deductibles of US $1 million and US $5 million per occurrence for workers' compensation claims for a limited number of U.S. subsidiaries. The Company’s liability coverage has a total limit of US $90 million per occurrence for both its Canadian and U.S. divisions, where the Company retains a US $20 million self insured retention in the US $80 million excess of US $10 million, subject to certain exceptions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will choose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Employee Relations. With the acquisition of UPS Freight and prior Canadian acquisitions, the Company has a substantial number of unionized employees in the U.S. and Canada. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company

Management’s Discussion and Analysis

will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees will not attempt to unionize.

The unionization of the Company’s employees in additional business units, adverse changes in terms under collective bargaining agreements, or actual or threatened strikes, work stoppages or slow downs, could have a material adverse effect on the Company’s business, customer retention, results of operations, financial condition and liquidity, and could cause significant disruption of, or inefficiencies in, its operations, because:

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restrictive work rules could hamper the Company’s ability to improve or sustain operating efficiency or could impair the Company’s service reputation and limit its ability to provide certain services;
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a strike or work stoppage could negatively impact the Company’s profitability and could damage customer and employee relationships;
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shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages;
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the Company could fail to extend or renegotiate its collective agreements or experience material increases in wages or benefits;
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disputes with the Company’s unions could arise; and
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an election and bargaining process could divert management’s time and attention from the Company’s overall objectives and impose significant expenses.

The Company’s collective agreements have a variety of expiration dates, to the last of which is in December 2029. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

The Company has experience managing its heavily unionized workforce in Canada, having fostered good labor relations with the various unions representing its workforce through several mature collective agreements. For the U.S., union relationships are less mature, but have proven to be harmonious thus far. On July 13, 2023, the Company reached an agreement with the US International Brotherhood of Teamster Union for the renewal of its most populous collective agreement, and in 2024 reached a 5-year agreement with the International Association of Machinists. The Company's unionized operations have not appeared to impact its non-unionized operations, but this remains a risk.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. In addition, enrollment at driving schools may be further limited by social distancing requirements, vaccine, testing, and mask mandates, and other regulatory requirements that reduces the number of eligible drivers. The lack of adequate truck parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven trucks for expedited shipments requires two drivers per truck, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per truck. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s trucks without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S.

Management’s Discussion and Analysis

independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the trucks with its drivers, the Company may incur losses on amounts owed to it with respect to such trucks.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. The most recent example being the Protecting the Rights to Organize (“PRO”) Act, which was passed by the U.S. House of Representatives and received by the U.S. Senate in March 2021 and remains with the U.S. Senate’s Committee on Health, Education, Labor, and Pensions. The PRO Act proposes to apply the “ABC Test” (described below) for classifying workers under Federal Fair Labor Standards Act claims. It is unknown whether any of the proposed legislation will become law or whether any industry-based exemptions from any resulting law will be granted. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees). AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims. Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business. How AB5 will be enforced is still to be determined. In January 2021, however, the California Supreme Court ruled that the ABC Test could apply retroactively to all cases not yet final as of the date the original decision was rendered, April 2018. While it was set to enter into effect in January 2020, a U.S. federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. The Ninth Circuit rejected the reasoning behind the injunction in April 2021, ruling that AB5 is not pre-empted by U.S. federal law, but granted a stay of the AB5 mandate in June 2021 (preventing its application and temporarily continuing the injunction) while the CTA petitioned the United States Supreme Court (the “Supreme Court”) to review the decision. In November 2021, the Supreme Court requested that the U.S. solicitor general weigh in on the case. The injunction will remain in place until the Supreme Court makes a decision on whether to proceed in hearing the case. While the stay of the AB5 mandate provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, and whether the CTA will ultimately be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect the Company’s results of operations and profitability.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Management’s Discussion and Analysis

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

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loss of drivers, key employees, customers or contracts;
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possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;
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failure to maintain or improve the safety or quality of services that have historically been provided;
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inability to retain, integrate, hire or recruit qualified employees;
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unanticipated environmental or other liabilities;
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risks of entering new markets or business offerings in which we have had no or only limited prior experience;
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failure to coordinate geographically dispersed organizations; and
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the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

The Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, the Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth. Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Management’s Discussion and Analysis

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personnel possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any

Management’s Discussion and Analysis

such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favorable terms. The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually. The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets. If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets. Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2026 to 2043. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favorable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favorable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations. The Company has experienced an increase in prices for new trucks in recent years, and the resale value of the trucks has not increased to the same extent. Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured trucks, trailers and diesel engines; (iii) the pricing discretion of equipment manufacturers; and (iv) component and supply chain issues that limit availability of new equipment and increase prices. Increased regulation has increased the cost of the Company’s new trucks and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses. Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements. Furthermore, future use of autonomous trucks could increase the price of new trucks and decrease the value of used non-autonomous trucks. The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new trucks and trailers for these or other reasons. As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Truck and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. This could have a material adverse effect on the Company’s business, financial condition, and results of operations, particularly the Company’s maintenance expense and driver retention.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

Management’s Discussion and Analysis

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment. The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market. The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal. These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value. This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements. Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials. The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties. If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2025. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favorable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating systems are critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change, as well as other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company

Management’s Discussion and Analysis

to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Between March 14, 2025, and May 21, 2025, the following lawsuits seeking class action status were filed against the Company and certain of its officers: (1) Brownbridge v. TFI International Inc., Alain Bédard and David Saperstein, Case No. 1:25-cv-02159, in the Southern District of New York; (2) Denis Courcy v. TFI International Inc., Alain Bédard and David Saperstein, Case No. 500-06-001376-256, in the Quebec Superior Court; and (3) Abigail Yashayaeva v. TFI International Inc., Alain Bédard, David Saperstein, André Bérard, Robert McGonigal, Keith Hall and Rosemary Turner, Case No. CV-25-00743629-00CP, in the Ontario Superior Court of Justice. The lawsuits seek to represent classes of persons who purchased the Company’s securities between April 26, 2024 and February 19, 2025 for the US and Quebec lawsuits, and between February 16, 2024 and February 20, 2025 for the Ontario lawsuit, alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 and 20(a) thereunder (with respect to the U.S. lawsuit); violations of the Ontario Securities Act, analogous provisions under other Canadian securities legislation, related principles of Canadian common law (with respect to the Ontario Lawsuit); and violations of the Quebec Securities Act (with respect to the Quebec lawsuit). The complaints allege that the Company, through its officers, made false and/or misleading statements and/or failed to disclose material information about the Company’s business, operations, and prospects, specifically including its customers, revenue, costs, and profitability. To date, the US court has not certified a class or designated lead plaintiff, and the Quebec and Ontario proceedings are still at a preliminary stage, with a judge yet to be assigned for case management purposes. The Company believes the allegations in the complaints have no merit and intends to vigorously defend against the claims asserted.

Cyber Security. Cyber security risks encompass threats to the confidentiality, integrity, and availability of the Corporation’s information, data, and information systems. These risks may arise from a range of sources and methods, including unauthorized access, data breaches, and disruptions to information systems. If the Corporation encounters a cyber security event, the consequences could extend beyond the immediate impact on information and data. Such an event may adversely affect organizational operations, profitability, and assets. In addition, individuals and other organizations associated with the Corporation could be impacted, reflecting the broad reach of cyber security incidents.

Artificial Intelligence. The integration of AI into the Corporation’s technologies and services exposes it to certain risks due to the complexity and rapid evolution of this technology. Its adoption can be costly, without any guarantee of improvements to operations or products. Errors in algorithms or the data used can result in legal liabilities and impact its business activities. AI may also generate risks related to intellectual property, data privacy, and security.

Remote Work. The Company has, and will continue to have, a portion of its employees that work from home full-time or under flexible work arrangements, which exposes the Company to additional cybersecurity risks. Employees working remotely may expose the Company to cybersecurity risks through: (i) unauthorized access to sensitive information as a result of increased remote access, including employees' use of Company-owned and personal devices and videoconferencing functions and applications to remotely handle, access, discuss or transmit confidential information, (ii) increased exposure to phishing and other scams as cybercriminals may, among other things, install malicious software on the Company's systems and equipment and access sensitive information, and (iii) violation of international, federal, or state-specific privacy laws. The Company believes that the increased number of employees working remotely has incrementally increased the cyber risk profile of the Company, but the Company is unable to predict the extent or impacts of those risks at this time. A significant disruption of our information technology systems, unauthorized access or a loss of confidential information, or legal claims resulting from a privacy law could have a material adverse effect on the Company.

Internal Control. Beginning with the year ended December 31, 2021, the Company is required, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of its internal control over financial reporting. In addition, the Company’s independent registered public accounting firm must report on its evaluation of the Company’s internal control over financial reporting. The Company reported material weaknesses as of December 31, 2021 which were remediated in 2022 such that the 2022 evaluation of internal controls over financial reporting were effective. If the Company fails to comply with Section 404 of the Sarbanes-Oxley Act and does not maintain effective internal controls in the future, it could result in a

Management’s Discussion and Analysis

material misstatement of the Company’s financial statements, which could cause investors to lose confidence in the Company’s financial statements and cause the trading price of the Common Shares to decline.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units. The Company buys and sells business units in the normal course of its business. Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size. In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable. These potential transactions may relate to some or all of the Company’s three reportable segments, that is, LTL, TL, and Logistics. The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumors thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumors thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter. The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends. Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above. Any future repurchase of shares by the Company is uncertain.

Attention on Environmental, Social and Governance (ESG) Matters. Companies face some level of attention from stakeholders relating to ESG matters, including environmental stewardship, social responsibility, and diversity and inclusion. Organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative sentiment toward the Company, which could have a negative impact on the Company's stock price.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, determining estimates and assumptions related to the accrued benefit obligation, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets and land and building related to business combinations

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Projected future cash flows
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Acquisition specific discount rate
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Attrition rate established from historical trends
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Market capitalization rates

Accrued benefit obligation

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Discount rates
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Salary growth
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Mortality tables

Self-Insurance and litigations

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Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claim

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts

Management’s Discussion and Analysis

and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards and amendments to standards and interpretations, are effective for the first time for the interim periods beginning on or after January 1, 2026, and have been applied in preparing the unaudited condensed consolidated interim financial statements:

Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2026, and have not been applied in preparing the unaudited condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements (IFRS 18)

Further information can be found in note 3 of the September 30, 2026, unaudited condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

•
their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
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the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure controls and procedures

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (as defined in National Instrument 52-109 and Rule 13a-15(e) and 15d-15(e) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

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material information relating to the Company is made known to the CEO and CFO by others; and
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information required to be disclosed by the Company in its filings, under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As at September 30, 2026, an evaluation was carried out under the supervision of the CEO and CFO, of the design of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were appropriately designed as at September 30, 2026.

Management’s Annual Report on Internal Controls over Financial Reporting

The CEO and CFO have also designed internal control over financial reporting (as defined in National Instrument 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2025, an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Company’s internal control over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the Company’s internal control over financial reporting were appropriately designed and operating effectively as of December 31, 2025. The control framework used to design the Company’s internal controls over financial reporting is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

The Company's internal controls over financial reporting as of December 31, 2025 has been audited by KPMG LLP, the Company’s previous registered public accounting firm that audited the consolidated financial statements for the years ended December 31, 2025 and 2024 and is included with the Company’s consolidated financial statements. KPMG LLP has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

Management’s Discussion and Analysis

Limitation on scope of design
As permitted under the relevant securities rules, the Company has limited the scope of its evaluation of disclosure controls and procedures and internal control over financial reporting as of September 30, 2026, and to exclude controls, policies and procedures of Hearn as it was not acquired more than 365 days before the end of the financial period to which the CEO and CFO certificates relate. For the nine-months ended September 30, 2026, Hearn constituted 2.7% of current assets, 4.6% of long term assets, 0.6% of current liabilities, 2.3% of long term liabilities, and 2.0% of revenue, in the condensed consolidated interim financial statements of the Company as of and for the nine-months ended September 30, 2026.

The Company is required to, and will, include Hearn in its disclosure controls and procedures and internal controls over financial reporting beginning in the fourth quarter of 2026.

Changes in internal controls over financial reporting

No changes were made to the Company’s internal controls over financial reporting during the quarter ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.